SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GOLD RESERVE INC.

(Name of subject company (Issuer))

RUSORO MINING LTD.

(Names of Filing Persons (Offerors))

Class A Common Shares	38068N108
(Title of classes of securities)	(CUSIP number of common stock)

John H. Riley, Esq.

Gersten Savage LLP

600 Lexington Avenue

9th Floor

New York, NY 10022

(212) 752-9700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Jonathan A. Van Horn, Esq.	Michael Kennedy
Dorsey & Whitney LLP	Anfield Sujir Kennedy & Durno
Suite 1500	Barristers & Solicitors
50 South Sixth Street	1600 - 609 Granville Street
Minneapolis, MN 55402	Pacific Centre, Vancouver, B.C., V7Y 1C3
(612) 340-2600	(604) 669-1322

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$67,296,528.90	$2,644.75

(1)  Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11(d) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. The transaction valuation is equal to the product of (a) $0.30, which is the average of high and low sale prices of Gold Reserve Class A common shares as reported on the NYSE Alternext US LLC, the principal trading market for Gold Reserve Class A common shares, on December 11, 2008, and (b) the sum of (i) 74,072,185, which is the estimated number of outstanding Gold Reserve Class A common shares as of November 12, 2008 (assuming full conversion or exercise, prior to the Expiry Time of the Offer period, of all outstanding and exercisable options and convertible Gold Reserve Notes for or into Gold Reserve Class A common shares), and (ii) 701,736, which is the estimated number of Gold Reserve Equity Units outstanding as of November 12, 2008, multiplied by (c) the exchange ratio of 3 Rusoro common shares for each Gold Reserve share and Gold Reserve Equity Unit.

(2)  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$2,644.75	Filing Party:	Rusoro Mining Ltd.

Form of Registration No.:	Form F-10	Date Filed:	December 15, 2008

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third party tender offer subject to Rule 14d-1

☐   issuer tender offer subject to Rule 13e-4

☐   going private transaction subject to Rule 13e-3

☐   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed December 15, 2008 (as so amended, the “Schedule TO”) by Rusoro Mining Ltd., a corporation existing under the Business Corporations Act (British Columbia) (“Rusoro”).

This Schedule TO relates to the offer (the “Offer”) by Rusoro to purchase all of the issued and outstanding Class A common shares (the “Gold Reserve Shares”) of Gold Reserve Inc. (“Gold Reserve”) and all of the issued and outstanding equity units (the “Gold Reserve Equity Units” and together with the Gold Reserve Shares, the “Gold Reserve Equity”), together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Gold Reserve, and including any Gold Reserve Equity that may become issued and outstanding after the date of this Offer but prior to expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Gold Reserve (other than SRP Rights) that are convertible into or exchangeable or exercisable for Gold Reserve Equity. Each Gold Reserve Equity Unit is comprised of one Gold Reserve Class B common share and one common share of Gold Reserve Corporation, a wholly owned subsidiary of Gold Reserve, which Equity Units are convertible into Gold Reserve Shares on a one-for-one basis.  Each eligible holder of Gold Reserve Equity will receive 3 Rusoro common shares for each Gold Reserve Share or Gold Reserve Equity Unit validly tendered to the Offer.  The Offer is subject to the terms and conditions set forth in Rusoro’s Offer to Purchase and Circular dated December 15, 2008 (the “Offer and Circular”) and related Letter of Transmittal and Notice of Guaranteed Delivery, copies of which have been filed as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C) respectively, to the Schedule TO.

As permitted by General Instruction F to Schedule TO, the information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.

Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer and Circular, as supplemented and amended.  Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule TO.

Item 12. Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit	Description

(a)(5)(D)

Press Release, dated December 15, 2008 relating to the launch of the Offer (incorporated herein by reference to Rusoro’s corrected (second) filing pursuant to Rule 425 filed with the Commission on December 15, 2008).

(a)(5)(E)

Press Release, dated December 16, 2008 relating to Rusoro’s commitment to its bid for Gold Reserve (incorporated herein by reference to Rusoro’s filing pursuant to Rule 425 filed with the Commission on December 16, 2008).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RUSORO MINING LTD.
(Registrant)

By:	/s/ Andre Agapov
Andre Agapov
Chief Executive Officer

Date: December 16, 2008

Exhibit Index

Exhibit	Description

(a)(5)(D)

Press Release, dated December 15, 2008 relating to the launch of the Offer (incorporated herein by reference to Rusoro’s corrected (second) filing pursuant to Rule 425 filed with the Commission on December 15, 2008).

(a)(5)(E)

Press Release, dated December 16, 2008 relating to Rusoro’s commitment to its bid for Gold Reserve (incorporated herein by reference to Rusoro’s filing pursuant to Rule 425 filed with the Commission on December 16, 2008).